Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306

Montreal, August 13, 2004

Attn: Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

Re: Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs:

Please find attached the Consolidated Interim Unaudited Financial Statements for the six-month period ended June 30, 2004. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

Exemption: Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Six-Months Ended June 30, 2004

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Message from the president

Second Quarter 2004

The most important achievement of the quarter was the signing of a $4 million private placement with Newmont Mining Corporation on May 18th (closed July 12), the proceeds of which will be used to fund the Corporation's gold exploration and development initiatives in Russia. Management is extremely pleased to have entered into this strategic alliance with the world's largest gold producer in a country that is one of the most prospective in the world for major new gold discoveries. Moreover, with its improved business climate, the positive attitude of its populace toward mining, and a highly skilled work force, Russia is seen as a particularly favorable place to develop new mines, and the Corporation is looking at what it hopes will be a mutually beneficial long-term relationship with Newmont. Currently, Franc-Or is the only company with whom Newmont has formed such a partnership in Russia.

The Newmont private placement funds are currently held in an escrow account until the Corporation acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. If no such property interest is acquired by November 18, 2004, the private placement proceeds will be returned to Newmont, whereupon the right to purchase 25,000,000 common shares in Franc-Or will be cancelled. Further to the terms of the agreement, Newmont would have a first right of refusal to develop, through purchase or joint venture, any large deposit of gold, defined to be a resource or reserve greater than 3 million ounces, that will be explored and initially developed by Franc-Or. Franc-Or would have the right to develop those deposits that fall beneath this threshold.

Franc-Or is continuing to aggressively evaluate several gold properties in various stages of exploration that show reasonable probabilities of satisfying Newmont's selection criteria. Emphasis on acquisition is currently being placed on two of these properties, and management is confident that it can acquire at least one that would trigger the release of the private placement funds before the November 18 deadline.

In Nevada, the Corporation recently received word that Placer Dome U.S. Inc. had decided to terminate the lease / purchase option agreement on 72 of the 180 claims at Humboldt Springs after drilling three reverse circulation holes totalling 2,225 feet. This drilling confirmed the presence of additional buried horst blocks of favorable Paleozoic host rocks and locally strong (up to 90 ppt) gold anomalies in down-hole water samples. However, the overall results from Placer's Hot Pot Project drilling program apparently did not meet their expectations and they decided to terminate all related third party agreements. Corporation geologists continue to see promise at Humboldt Springs and we are currently seeking other joint venture partners.

Gold traded within the range of US $373.50 to $427.25 during the second quarter with some volatility. The current price is US $394 per ounce. The recent decision by the Federal Reserve to raise short-term interest rates up to 1.5% created downward pressure on the gold price through a fear that the US dollar would rally. The price of gold in the short term is generally inversely following the strength of the dollar, which is holding its own against major currencies owing to positive, albeit relatively subdued, economic growth. We see little change in this scenario through the fall presidential election, but recognize that significant surges in inflation or terrorist activities could cause a dramatic, and possibly long-lasting, appreciation in gold. We therefore feel that our strategic alliance with Newmont to explore and develop gold properties in Russia is well timed.

(S) Robert J. Casaceli
President and C.E.O.

August 12, 2004

Management Discussion and Analysis of Operating Results and Financial Condition

The following management discussion and analysis of operating results and financial condition of Franc-Or Resources Corporation ("Franc-Or") should be read in conjunction with the Corporation's MD&A included in the 2003 Annual Report. Information provided herein effective August 12, 2004 is based on assumptions regarding future events and results, which may vary.

Overview

Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

Results from operations

Revenues

The Corporation earned interest income of $18,464 in the second quarter of 2004 ($20,161 in the second quarter of 2003). This slight decrease in interest income in 2004 is due to investments in bonds having longer maturity dates despite lower liquidity on hand. Production in French Guiana was ended in 2003 upon the depletion of the resource and related machinery and equipment were sold.

Expenses

The professional and consulting fees of $58,441 were comparable to the 2003 figures of $64,573. General exploration expenses of $223,556 (Nil in 2003) relates to consulting geologist fees, legal fees and travel expenses to evaluate mining properties in Russia. The administrative and shareholders' information expenses of $27,048 in the second quarter of 2004 are lower than the 2003 figures of $61,635 due to the decrease in travel expenses relating to general business development. In 2003, write-downs of deferred exploration costs relate to the Nevada properties that have not survived the Cordex syndicate and to the properties in French Guiana.

In summary, the net loss amounted to $290,581 ($0.01 per share) in the second quarter of 2004 as compared to $931,421 ($0.01 per share) in the second quarter of 2003

Operating activities

Cash used for operating activities was $239,818 in the second quarter of 2004 compared with $47,951 in the second quarter of 2003. This increase was mainly due to the general exploration expenses noted above.

Liquidity

Working capital as at June 30, 2004 that totals $1.9 million ($2.3 million as at December 31, 2003), with no long-term debt, will enable the Corporation to seek investment opportunities in the mining sector.

Selected Consolidated Financial Information

The following table sets forth certain financial information for the Corporation on a consolidated basis.

	2004		2003				2002	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total revenues ('000)	19	21	58	90	52	30	20	20
Net loss ('000)	(291)	(109)	(3,424)	(74)	(931)	(180)	(3,252)	(75)
Loss per share	(0.01)	(0.1)	(0.12)	(0.01)	(0.04)	(0.01)	(0.13)	-

Transactions with related parties

Details of related party transactions are outlined in Note 3 in the consolidated financial statements.

Subsequent event

On July 12, 2004, the Corporation closed Cdn$4.0 million non-brokered private placement with Newmont Mining Corporation, details of which are outlined in Note 4 in the consolidated financial statements.

Outstanding share data *(as of August 12, 2004)*

Common shares	25,760,762
Stock options	2,915,000
Warrants	2,702,703
Fully diluted	31,378,465

Risk factors

Details of risk factors are outlined in the Corporation's MD&A included in the 2003 Annual Report.

Management's responsibility for financial information

Franc-Or's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The financial statements were prepared by the Corporation's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

(S) Robert J. Casaceli, President and C.E.O. (S) Vatché Tchakmakian, Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	June 30 2004 (unaudited)	December 31 2003 (audited)
Assets		
Current assets		
Cash	$ 480,380	$ 813,787
Short-term investments	1,584,915	1,593,365
Prepaid expenses and other assets	24,663	22,050
	2,089,958	2,429,202
Capital assets		
Mining assets	18,719	18,719
Deferred exploration costs	435,097	435,097
	453,816	453,816
	$ 2,543,774	$ 2,883,018
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 172,734	$ 112,510
Shareholders' Equity		
Share capital (Note 2)	30,992,408	30,992,408
Contributed surplus	127,550	127,550
Deficit	(28,748,918)	(28,349,450)
	2,371,040	2,770,508
	$ 2,543,774	$ 2,883,018

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended June 30		Six-month period ended June 30	
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues				
Investment income	$ 18,464	$ 20,161	$ 38,991	$ 41,401
Royalty revenue	-	9,665	-	18,356
Gain on disposal of machinery and equipment	-	22,610	-	22,610
	18,464	52,436	38,991	82,367
Expenses				
Professional and consulting fees	58,441	64,573	104,126	111,307
Administration expenses and shareholders' information	27,048	61,635	75,707	108,709
General exploration	223,556	-	258,626	-
Write-down of investments	-	30,000	-	60,000
Write-down of deferred exploration costs	-	827,649	-	913,696
	309,045	983,857	438,459	1,193,712
Net loss for the period	(290,581)	(931,421)	(399,468)	(1,111,345)
Deficit, at beginning of period	(28,458,337)	(23,920,810)	(28,349,450)	(23,740,886)
Deficit, at end of period	$ (28,748,918)	$ (24,852,231)	$ (28,748,918)	$ (24,852,231)
Loss per share – basic and diluted	$ (0.01)	$ (0.04)	$ (0.02)	$ (0.04)
Weighted average number of outstanding shares	25,760,762	25,760,762	25,760,762	25,760,762

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended June 30		Six-month period ended June 30	
	2004 (Unaudited)	2003 (Unaudited)	2004 (Unaudited)	2003 (Unaudited)
Operating activities				
Net loss for the period	$ (290,581)	$ (931,421)	$ (399,468)	$ (1,111,345)
Adjustments for:				
Gain on disposal of machinery and equipment	-	(22,610)	-	(22,610)
Write-down of investments	-	30,000	-	60,000
Write-down of deferred exploration costs	-	827,649	-	913,696
	(290,581)	(96,382)	(399,468)	(160,259)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	(1,198)	31,656	414	14,745
Prepaid expenses and other assets	(6,126)	4,375	(2,613)	4,308
Accounts payable and accrued liabilities	58,087	12,400	60,224	3,356
	50,763	48,431	58,025	22,409
Cash flows used for operating activities	(239,818)	(47,951)	(341,443)	(137,850)
Investing activities				
Deferred exploration costs	-	(241,152)	-	(447,806)
Short-term investments proceeds	4,423	1,150,741	8,036	1,128,000
Investments	-	(85,000)	-	(325,000)
Proceeds from disposal of machinery and equipment	-	66,360	-	66,360
Cash flows generated from investing activities	4,423	890,949	8,036	421,554
Net change in cash	(235,395)	842,998	(333,407)	283,704
Cash, at beginning of period	715,775	1,045,565	813,787	1,604,859
Cash, at end of period	$ 480,380	$ 1,888,563	$ 480,380	$ 1,888,563

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2003. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	June 30, 2004	
	Number of shares	Amount
Balance at beginning and end of period	25,760,762	$ 30,992,408

No changes occurred to the status of the warrants since the reported information in the audited consolidated financial statements for the year ended December 31, 2003.

2. Share capital (Cont'd)

Stock options

A summary of the status of the stock option plan as of June 30, 2004, and changes during the period then ended, is presented below:

	June 30, 2004	
	Number of options	Weighted average exercise price
		$
Outstanding and exercisable, December 31, 2003	3,080,000	0.31
Expired	(165,000)	0.34
Outstanding and exercisable, June 30, 2004	2,915,000	0.31

The following table summarizes information about stock options outstanding and exercisable under the Plan as at June 30, 2004:

Outstanding			Exercisable		
Exercise price	Number of options	Weighted average remaining life	Exercise price	Number of options	Weighted average remaining life
$			$		
0.20	60,000	4.3	0.20	60,000	4.3
0.25	1,060,000	2.2	0.25	1,060,000	2.2
0.33	405,000	1.3	0.33	405,000	1.3
0.40	660,000	3.6	0.40	560,000	3.6
0.29	530,000	4.4	0.29	530,000	4.4
0.30	200,000	4.5	0.30	100,000	4.5
	2,915,000			2,715,000	

3. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Six-month period ended June 30	
	2004	2003
Deferred exploration costs	$ -	$ 32,059
Professional and consulting fees	92,613	101,816
General exploration	64,777	-
	$ 157,390	$ 133,875

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. Subsequent event

On July 12, 2004, the Corporation closed Cdn$4.0 million non-brokered private placement with Newmont Mining Corporation. This private placement was approved at the annual and special meeting of shareholders of the Company held on June 29, 2004. The proceeds of the private placement will be used to fund Franc-Or's gold exploration and development initiatives in Russia.

The private placement consists of 25,000,000 Subscription Receipts to be sold at Cdn$0.16 per Subscription Receipt. Each Subscription Receipt represents the right to receive one Unit composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until July 7, 2006 at an exercise price of Cdn$0.25.

The Subscription Receipts are automatically exercised into the underlying Units when Franc-Or acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. If no such property interest is acquired by November 18, 2004, the private placement proceeds will be returned to Newmont whereupon the Subscription Receipts will be cancelled for no further consideration.

In addition to the requirement to source at least one strategic gold property in Russia that is acceptable to Newmont, Newmont would have a first right of refusal to develop, through purchase or joint venture, any large deposit of gold, defined to be a resource or reserve greater than 3 million ounces, that will be explored and initially developed by Franc-Or. Franc-Or would have the right to develop those deposits that fall beneath this threshold. Newmont will also have the right to nominate two of five Franc-Or directors.